Exhibit 99.13

CONSENT OF EXPERT

AMC Mining Consultants (Canada) Ltd. (AMC), hereby consents the name of AMC Mining Consultants (Canada) Ltd. and references to, excerpts from, and summaries of the Technical Report titled “Silver Sand Project Pre- Feasibility Study” (effective date June 19, 2024), which is included in, or incorporated by reference into, the Annual Report on Form 40-F of New Pacific Metals Corp. for the year ended June 30, 2026 being filed with the United States Securities and Exchange Commission (the “SEC”) and the Registration Statement on Form F-10 (Registration No.333-290324) of New Pacific Metals Corp. filed with the SEC.

AMC also hereby confirms that the following individuals were contributing authors of the Technical Report, were a “qualified person” as defined in National Instrument 43-101 – Standard of Disclosure for Mineral Reports (“NI 43-101”) and was employed by AMC at the date of the signing of the Technical Report:

i.Wayne Rogers, P.Eng.

ii.Mo Molavi, P.Eng.

AMC further confirms that the principal business of AMC is providing engineering and technical mining resources consulting services. The authorized signatory of this consent for AMC is a “qualified person” as defined in NI 43-101.

Dated: September 23, 2026

AMC Mining Consultants (Canada) Ltd.

By: \s\ “Gene Tucker”
Gene Tucker, P.Eng.
Director and Head of Mining & Metals Canada Open Pit Mining, Geotechnical Engineering and Geosciences